Exhibit 99.1

                                                           Contact: Fred M. Ryan

                        W.P. STEWART & CO., LTD. REPORTS
           NET INCOME FOR THIRD QUARTER AND FIRST NINE MONTHS OF 2003
                       OF $12.0 MILLION AND $32.8 MILLION

                  Diluted earnings per share of $0.26 and $0.73
            for the third quarter and first nine months, respectively

30 October 2003
Hamilton, Bermuda

W.P. Stewart & Co., Ltd. today reported net income of $12.0 million, or $0.26 per share (diluted) and $0.27 per share (basic), for the third quarter ended 30 September 2003. This compares with net income in the third quarter of the prior year of $14.0 million, or $0.31 per share (diluted) and $0.32 per share (basic).

Third Quarter 2003 Highlights

For the third quarter of 2003 there were 45,333,219 common shares outstanding on a weighted average diluted basis compared to 45,449,921 common shares outstanding for the third quarter of 2002 on the same weighted average diluted basis.

Net income for the quarter ended 30 September 2003 of $12.0 million, adjusted for $1.8 million, representing the add-back of non-cash expenses of depreciation, amortization and other non-cash charges on a tax-effected basis ("cash earnings"), was $13.8 million, or $0.30 per share (diluted). In the same quarter of the prior year, cash earnings were $15.9 million (net income of $14.0 million adjusted for the add-back of $1.9 million representing non-cash expenses of depreciation, amortization and other non-cash charges on a tax-effected basis), or $0.35 per share (diluted).

Assets under management at quarter-end were slightly more than $8 billion, relatively unchanged from the end of the prior quarter and an increase of 9.6% from $7.3 billion reported at 30 September 2002.

Nine Months Results

For the nine months ended 30 September 2003, net income was down 28.8% to $32.8 million, compared to the same nine-month period of 2002, or $0.73 per share (diluted) and $0.74 per share (basic), on revenues of $89.5 million. Net income for the nine months ended 30 September 2002 was $46.1 million, or $0.99 per share (diluted) and $1.05 per share (basic), on revenues of $108.3 million.

Cash earnings for the nine months ended 30 September 2003 were $38.4 million (net income of $32.8 million adjusted for $5.6 million, representing the add-back of non-cash expenses of depreciation, amortization and other non-cash charges on a tax-effected basis), or $0.85 per share (diluted). In the same period of the prior year, cash earnings were $51.7 million (net income of $46.1 million adjusted for the add-back of $5.6 million representing non-cash expenses of depreciation, amortization and other non-cash charges on a tax-effected basis), or $1.12 per share (diluted).

For the nine months ended 30 September 2003, there were 45,133,001 common shares outstanding on a weighted average diluted basis compared to 46,381,845 common shares outstanding for the same period in 2002 on the same weighted average diluted basis.

Performance

Performance in the W.P. Stewart & Co., Ltd. U.S. Equity Composite (the "Composite") for the third quarter of 2003 was +0.5% pre-fee and +0.2% post-fee. For the nine months ended 30 September 2003, performance in the Composite was +8.9% pre-fee and +8.0% post-fee. This compares favorably with performance in the W.P. Stewart Composite for the nine months ended 30 September 2002 of -18.7% pre-fee and -19.6% post-fee.

W.P. Stewart's five-year performance record in the Composite for the period ended 30 September 2003 averaged +3.0% pre-fee (+1.8% post-fee), compounded annually, compared to an average of 1.0% for the S&P 500 in the same period.

Assets Under Management

Assets under management (AUM) at quarter-end were slightly more than $8 billion, compared with approximately $7.3 billion for the quarter ended 30 September 2002 and approximately $8 billion for the quarter ended 30 June 2003.

Total net flows of AUM for the quarter ended 30 September 2003 were +$16 million, compared with +$13 million in the comparable quarter of 2002 and -$76 million in the second quarter of 2003.

Total net flows of AUM for the nine months ended 30 September 2003 and 2002 were -$149 million and -$27million, respectively.

In the third quarter of 2003, net cash flows from existing accounts were approximately -$18 million compared with inflows of approximately +$13 million in the third quarter of 2002. Net cash flows from existing accounts for the nine months ended 30 September 2003 were -$5 million compared to net flows of +$15 million in the nine months ended 30 September 2002.

Net new flows (net contributions to our publicly available funds and flows from new accounts minus closed accounts) were approximately +$34 million for the quarter. Net new flows were approximately flat for the same quarter of the prior year. Net new flows were approximately -$144 million and approximately -$42 million for the nine months ended 30 September 2003 and 2002, respectively.

Look Through Earning Power

W.P. Stewart & Co., Ltd. concentrates its investments in large, generally less cyclical, growing businesses. Throughout most of the Company's 28-year history, the growth in earning power behind clients' portfolios has ranged from approximately 11% to 22%, annually.

Currently, portfolio earnings growth remains solidly positive and the Company's research analysts expect portfolio earnings growth to be within the historical range over the next few years.

Revenues and Profitability

Revenues were $29.7 million for the quarter ended 30 September 2003, down 14.1% from $34.5 million for the same quarter in 2002. Revenues for the nine months ended 30 September 2003 and 2002 were $89.5 million and $108.3 million, respectively.

The average gross management fee was 1.21% for the quarter ended 30 September 2003 and 1.22% for the nine months ended 30 September 2003, compared to 1.23% and 1.23% for the comparable periods of the prior year.

Total operating expenses decreased 13.6% to $16.2 million for the third quarter 2003, from $18.8 million in the same quarter of the prior year. Total operating expenses were $52.8 million and $56.8 million for the nine months ended 30 September 2003 and 2002, respectively.

Employee compensation fell to within our target range of 22-24% for the third quarter but remained above the target range for the nine months. Adjustments have been made which lead us to believe that for the entire year compensation will be approximately 24% of adjusted operating profit.

Pre-tax income, at $13.4 million, was 45.3% of gross revenues for the quarter ended 30 September 2003 compared to $15.8 million or 45.7% of gross revenues in the comparable quarter of the prior year. Pre-tax income was $36.6 million (41.0% of gross revenues) for the nine months ended 30 September 2003, and $51.4 million (47.5% of gross revenues) for the nine months ended 30 September 2002.

The Company's provision for taxes for the quarter ended 30 September 2003 was $1.5 million versus $1.8 million in the comparable quarter of the prior year, and was $3.8 million versus $5.3 million for the nine months ended 30 September 2003 and 2002, respectively. The effective tax rate for the third quarter of 2003 was approximately 11.1% and 10.4% for the nine months ended 30 September 2003.

Other Events

The Company paid a dividend of $0.30 per common share on 31 July 2003 and will pay a dividend of $0.30 per common share on 31 October 2003 to shareholders of record as of 17 October 2003.

Conference Call

In conjunction with this third quarter 2003 earnings release, W.P. Stewart & Co., Ltd. will host a conference call on Thursday, 30 October 2003. The conference will commence promptly at 9:15 a.m. (EST) and conclude at 10:00 a.m.
(EST). Those who are interested in participating in the teleconference should dial 1-800-867-2186 (within the United States) +785-832-1508 (outside the United States). The conference ID is "W.P. Stewart". To listen to the live broadcast of the conference over the Internet, simply access the following:

http://www.firstcallevents.com/service/ajwz389668876gf12.html

The teleconference will be available for replay from Thursday, 30 October 2003 at 12:00 noon (EST) through 5 p.m. (EST) Monday, 3 November 2003. To access the replay, please dial 1-888-567-0678 (within the United States) or + 402-530-0420 (outside the United States). The webcast will be accessible for replay on the Company's website through Thursday, 6 November 2003.

W.P. Stewart & Co., Ltd. is an asset management company that has provided research-intensive equity management services to clients throughout the world since

1975. The Company is headquartered in Hamilton, Bermuda and has additional operations or affiliates in the United States, Europe and Asia.

The Company's shares are listed for trading on the New York Stock Exchange (symbol:WPL) and on the Bermuda Stock Exchange (symbol:WPS).

For more information, please visit the Company's website at http:www.wpstewart.com , or call W.P. Stewart Investor Relations (Fred M. Ryan) at 1-888-695-4092 (toll-free within the United States) or +441-295-8585 (outside the United States) or e-mail to IRINFO @wpstewart.com .

Statements made in this release concerning our assumptions, expectations, beliefs, intentions, plans or strategies are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ from those expressed or implied in these statements. Such risks and uncertainties include, without limitation, the adverse effect from a decline or volatility in the securities markets, a general downturn in the economy, the effects of economic, financial or political events, a loss of client accounts, inability of the Company to attract or retain qualified personnel, a challenge to our U.S. tax status, competition from other companies, changes in government policy or regulation, a decline in the Company's products' performance, inability of the Company to implement its operating strategy, inability of the Company to manage unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations, industry capacity and trends, changes in demand for the Company's services, changes in the Company's business strategy or development plans and contingent liabilities. The information in this release is as of the date of this release, and will not be updated as a result of new information or future events or developments.

      (Consolidated Statements of Operations appear on the following pages)

                                      # # #


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

W.P. Stewart & Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations

                                                           For the Three Months Ended                         % Change From
                                                ==================================================   ==============================
                                                Sept. 30, 2003    June 30, 2003     Sept. 30, 2002   June 30, 2003   Sept. 30, 2002
                                                --------------    -------------     --------------   -------------   --------------
Revenue:
  Fees                                           $ 24,327,761      $ 22,394,737      $ 25,616,124           8.63%         -5.03%
  Commissions                                       4,613,917         7,010,827         8,096,957         -34.19%        -43.02%
  Interest and other                                  710,096           674,921           805,928           5.21%        -11.89%
                                                 ------------      ------------      ------------      ---------       ---------

                                                   29,651,774        30,080,485        34,519,009         -1.43%         -14.10%
                                                 ------------      ------------      ------------      ---------       ---------

Expenses:
  Employee compensation and benefits(1)             5,224,556         5,990,031         5,990,458        -12.78%         -12.79%
  Fees paid out                                     1,517,274         1,632,350         1,685,749         -7.05%          -9.99%
  Commissions, clearance and trading                1,064,392         1,478,499         1,676,277        -28.01%         -36.50%
  Research and administration                       3,513,126         3,544,961         3,925,803         -0.90%         -10.51%
  Marketing(1)                                      1,070,342         1,172,133         1,603,747         -8.68%         -33.26%
  Depreciation and amortization                     2,007,883         1,960,065         2,055,380          2.44%          -2.31%
  Other operating(1)                                1,811,782         2,478,823         1,823,251        -26.91%          -0.63%
                                                 ------------      ------------      ------------      ---------       ---------
                                                   16,209,355        18,256,862        18,760,665        -11.21%         -13.60%
                                                 ------------      ------------      ------------      ---------       ---------

Income before taxes                                13,442,419        11,823,623        15,758,344          13.69%        -14.70%

Provision for taxes                                 1,487,104         1,170,989         1,768,428          27.00%        -15.91%
                                                 ------------      ------------      ------------      ---------       ---------

Net income                                       $ 11,955,315      $ 10,652,634      $ 13,989,916          12.23%        -14.54%
                                                 ============      ============      ============      =========       =========

Earnings per share:

Basic earnings per share                         $       0.27      $       0.24      $       0.32          12.50%        -15.63%
                                                 ============      ============      ============      =========       =========

Diluted earnings per share                       $       0.26      $       0.24      $       0.31           8.33%        -16.13%
                                                 ============      ============      ============      =========       =========

Note(1): Prior period amounts have been revised to reflect presentation consistent with current period reporting.

                            W.P. Stewart & Co., Ltd.
           Unaudited Condensed Consolidated Statements of Operations

                                                          For the Nine Months Ended September 30,
                                                    ==================================================
                                                        2003                2002                 %
                                                    -------------       -------------       ----------
Revenue:
  Fees                                              $  69,997,646       $  82,979,085          -15.64%
  Commissions                                          17,525,818          22,501,051          -22.11%
  Interest and other                                    1,950,376           2,777,962          -29.79%
                                                    -------------       -------------       ----------

                                                       89,473,840         108,258,098          -17.35%
                                                    -------------       -------------       ----------

Expenses:
  Employee compensation and benefits(1)                17,568,872          19,334,052           -9.13%
  Fees paid out                                         4,518,523           5,729,493          -21.14%
  Commissions, clearance and trading                    3,744,450           4,638,936          -19.28%
  Research and  administration                         10,782,706          10,809,754           -0.25%
  Marketing(1)                                          3,411,582           3,955,713          -13.76%
  Depreciation and amortization                         5,932,015           5,984,908           -0.88%
  Other operating                                       6,872,276           6,369,804            7.89%
                                                    -------------       -------------       ----------
                                                       52,830,424          56,822,660           -7.03%
                                                    -------------       -------------       ----------

Income before taxes                                    36,643,416          51,435,438          -28.76%

Provision for taxes                                     3,795,830           5,336,137          -28.87%
                                                    -------------       -------------       ----------

Net income                                          $  32,847,586       $  46,099,301          -28.75%
                                                    =============       =============       ==========

Earnings per share:

Basic earnings per share                            $        0.74       $        1.05          -29.52%
                                                    =============       =============       ==========

Diluted earnings per share                          $        0.73       $        0.99          -26.26%
                                                    =============       =============       ==========

Note(1): Prior period amounts have been revised to reflect presentation consistent with current period reporting.

                            W.P. Stewart & Co., Ltd.
                     Net Flows of Assets Under Management*

                                                                                 (in millions)

                                                         For the Three Months Ended                  For the Nine Months Ended
                                               ================================================   ===============================
                                               Sept. 30, 2003   Jun. 30, 2003    Sept. 30, 2002   Sept. 30, 2003   Sept. 30, 2002
                                               --------------   -------------    --------------   --------------   --------------
Existing Accounts:
  Contributions                                  $      256       $      232       $      246       $      659       $      686
  Withdrawals                                          (274)            (214)            (233)            (664)            (671)
                                                 ----------       ----------       ----------       ----------       ----------
Net Flows of Existing Accounts                          (18)              18               13               (5)              15
                                                 ----------       ----------       ----------       ----------       ----------
Publicly Available Funds:
  Contributions                                          51               39              130              139              331
  Withdrawals                                           (32)             (35)             (93)            (113)            (196)
Direct Accounts Opened                                   70               68               51              241              213
Direct Accounts Closed                                  (55)            (166)             (88)            (411)            (390)
                                                 ----------       ----------       ----------       ----------       ----------
Net New Flows                                            34              (94)              --             (144)             (42)
                                                 ----------       ----------       ----------       ----------       ----------

Net Flows of Assets Under Management             $       16       $      (76)      $       13       $     (149)      $      (27)
                                                 ==========       ==========       ==========       ==========       ==========

* The table above sets forth the total net flows of assets under management for the three months ended September 30, 2003, June 30, 2003 and September 30, 2002, respectively, and for the nine months ended September 30, 2003 and 2002, respectively, which include changes in net flows of existing accounts and net new flows (net contributions to our publicly available funds and flows from new accounts minus closed accounts). The table excludes total capital appreciation or depreciation in assets under management with the exception of the amount attributable to withdrawals and closed accounts.